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Exhibit 16.3: Preferability letter of Ernst & Young LLP, Chartered Accountants, regarding change in the method of accounting for the depreciation of property and equipment


March 30, 2001

Jim Hewett
Chief Financial Officer
Voice Mobility International, Inc.
13777 Commerce Parkway, Suite 180
Richmond, B.C.
V6V 2X3

Dear Sir:

Note 2 of the Notes to the Consolidated Financial Statements of Voice Mobility International, Inc. included in its Form 10-K for the year ended December 31, 2000 describes a change in the method of accounting for the depreciation of property and equipment.

For the year ended December 31, 1999, property and equipment were depreciated at the following annual rates and methods: computer equipment at 30% declining balance, computer software at 100% declining balance, office furniture and equipment at 20% declining balance and leasehold improvements at straight line over the lease term. For all property and equipment, one half of the above rates were applied in the year of acquisition. For the year ended December 31, 2000, the depreciation method has changed to the following annual rates and methods: computer equipment at 3 years straight line, computer software at 2 years straight line, office furniture and equipment at 5 years straight line and leasehold improvements at straight line over the lease term. For all property and equipment, depreciation begins in the month of acquisition with no one half provision in the year of acquisition.

There are no authoritative criteria for determining a `preferable' depreciation method based on the particular circumstances; however, we conclude that such change in the method of accounting is to an acceptable alternative method which, based on your business judgment to make this change and for the stated reason, is preferable in your circumstances.


Very truly yours,

/s/ ERNST & YOUNG LLP

Ernst & Young LLP